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                                                                    EXHIBIT 99.4

                                                           [English Translation]
                                                            Corporate Disclosure
                                                               February 26, 2004

            RESOLUTION OF BOARD OF DIRECTORS ON GRANT OF STOCK OPTION


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
1. Grantees                                                         Yoon Chang Bun and 43 others
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                                                                    New issuance grant, Treasury stock grant,
2. Method of Grant                                                  Compensation for the difference on the
                                                                    date of exercising the right.
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3. Exercise Price (KRW)                                                                                              -
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                                               Date of              March 27, 2006
                                               Commencement
                                               -----------------------------------------------------------------------
4. Exercise Period                             Date of              March 26, 2011
                                               Expiration
                                               -----------------------------------------------------------------------
                                               a. Registered                                                10,606,690
5. Class and Number of                         Common Share
Shares to Be Granted                           -----------------------------------------------------------------------
                                               b. Registered                                                         -
                                               Preferred Share
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                                                                    In the event of a paid-in capital increase,
                                                                    stock dividend, capitalization of reserve or
                                                                    split of par value, the exercise price & the
6. Adjustment of Exercise Price                                     number of shares shall be adjusted and
                                                                    details thereof shall be resolved by the
                                                                    Board of Directors.
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                                               a. Number of                                                        832
7. Details of Stock                            Grantees
Option after Granting                          -----------------------------------------------------------------------
                                               b. Number of                                                 12,327,843
                                               Stocks Granted
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8. Scheduled Date of                           Date                               March 26, 2004
General Shareholders'                          -----------------------------------------------------------------------
Meeting                                        Time                                    10 AM
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                                                                    Hanaro Telecom Ilsan Information Center,
9. Scheduled Place of General                                       726 Changhang 2-dong, Ilsan-ku, Koyang-
Shareholders' Meeting                                               shi, Kyunggi-do
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10. Resolution Date of Board of Directors                               February 26, 2004
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- Presence of Outside Director(s)                                    Present                 Absent
                                                                    (Number)        3       (Number)       3
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- Presence of Auditor(s)                                                           Present
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                                                                    -         The exercise price shall be above
                                                                        the standard price determined in
                                                                        accordance with Article 84 clause 9 of the
                                                                        Korean Securities and Exchange Act as
11. Others                                                              per the resolution of the shareholders
                                                                        (provided that if such price is below the
                                                                        par value (KRW 5,000), then the exercise
                                                                        price shall be the par value (KRW 5,000)).
                                                                    -         The Company will decide on the
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
                                                                      Method of grant at the time of the exercise.
                                                                    -        The stock option rights shall be exercised
                                                                      as follows: up to 25% within 2 years from the
                                                                      date of grant while employed, up to 60% within 3
                                                                      years from the date of grant while employed and
                                                                      up to 100% within 4 years from the date of grant
                                                                      while employed.
                                                                    -        In the event of death, retirement,
                                                                      resignation, reorganization or change in
                                                                      management or other event specified in the stock
                                                                      option contract, the stock option rights may be
                                                                      exercised up to 100% from the date of such event
                                                                      (except that if such date is within two years
                                                                      from the date of the grant of the option then
                                                                      from two years after the date of such grant).
                                                                    -        The finalization of the terms of the stock
                                                                      option contract and the execution thereof shall
                                                                      be delegated to the Representative Director.
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